[redacted]

14048985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47288

RECEIVED
MAR 04 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Celadon Financial Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Center Street
(No. and Street)

Chatham	New Jersey	07928
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daryl Hersch — 973 701 8033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave, Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daryl Hersch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Celadon Financial Group, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JOAN CIOTOLA
Notary Public-New Jersey
MORRIS COUNTY
My Commission Expires
June 18,2018

Signature

President

Title

Joan Ciotola

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Celadon Financial Group, LLC

Statement of Financial Condition

December 31, 2013

CELADON FINANCIAL GROUP, LLC
DECEMBER 31, 2013

TABLE OF CONTENTS

	Page
Independent Auditor's Report	1-2
Financial Statements:	
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4-7

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: info@ohabco.com

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Members
Celadon Financial Group LLC

We have audited the accompanying statement of financial condition of Celadon Financial Group LLC (the "Company"), as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Celadon Financial Group LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 20, 2014

CELADON FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 103,704
Due from clearing broker	539,395
Deposits with clearing broker	125,000
Securities owned, at market value	101,064
Deposits and other assets	30,056
Total assets	$ 899,219

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 84,798
Commissions payable	31,783
Securities sold not yet purchased, at market value	33,422
Note payable	11,111
Total liabilities	161,114
Members' equity	738,105
Total liabilities and members' equity	$ 899,219

See independent auditors' report

1. Nature of operations and summary of significant accounting policies - continued:

Computation of customer reserve:
The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The company is exempt from the possession and control requirements under SEC rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

2. Fair value of financial instruments:

FASB ASC No. 825, *Financial Instruments* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, while level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

2. Fair value of financial instruments – continued:

The “Securities owned” and the “Securities sold not yet purchased” accounts are based upon quoted prices on active exchanges, such as the New York Stock Exchange, and therefore are classified as Level 1 securities.

The following presents the Company’s December 31, 2013 assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Level 1
Securities owned	$ 101,064
Securities sold not yet purchased	(33,422)
Investments at fair value	$ 67,642

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) and Regulation 1.17 of the Commodity Futures Trading Commission, which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2013, the Company had excess net capital of $549,571 and a net capital ratio of .2 to 1.

4. Liabilities subordinated to claims of creditors:

None of the Company’s liabilities have been subordinated to the claims of creditors at December 31, 2013.

5. Financial instruments with off-balance sheet risk and concentrations of credit risk:

In the normal course of business, the Company’s securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

5. Financial instruments with off-balance sheet risk and concentrations of credit risk –continued

Securities are subject to risk conditions of market performance, interest rates, economic conditions and world affairs. Due to the level of risk associated with certain securities and the level of uncertainty to changes in the value of securities, it is at least reasonably possible that changes in risks in the near term could materially affect securities balances and the amounts reported in the accompanying statement of financial condition. The securities balances as of December 31, 2013 include equity, option and bond securities. The haircut on securities owned, as presented on the accompanying supplemental schedule was $58,477, which includes the haircut on option securities of $52,793. The options generally expire through the first quarter of 2013. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligations under these options may exceed the amount recognized in the December 31, 2013 statement of financial condition.

6. Note payable:

The Company has a note payable with its clearing broker. During 2013, the Company realized $33,333 in forgiveness of debt in connection with a note payable to its clearing broker. This note contains provision for forgiveness of principal amounts, amortized monthly, for as long as the Company maintains a business relationship with the clearing broker.

7. Commitments:

The Company is obligated under a non-cancelable lease agreement for office space in New York City expiring in January 2016.

Future minimum rental commitments as of December 31, 2013 are as follows for:

Years Ended December 31	
2014	$ 61,300
2015	63,139
2016	5,275
Total	$ 129,714

The Company also has a month-to-month lease agreement for office space in Chatham, New Jersey. Rent expense relative to the above lease agreements was $73,200 for the year ended December 31, 2013 and is included in the accompanying statement of operations as rent expense.

The Company is also subject to claims and actions from customers and regulators that arise in the normal course of operations. Management believes the outcome of all such actions will not have a material adverse effect on its financial condition, results of operations and cash flows.

8. Defined contribution plan:

The Company has a 401(k) defined contribution plan which covers substantially all employees. The Company may contribute a matching contribution, which is solely at the discretion of the Company. Contributions to the plan totaled $3,595 in 2013.

9. Concentrations:

During the year ended December 31, 2013, the Company earned approximately 15% of its revenue from three customers.

10. Related party transactions:

An affiliate (WestFuller Advisors) introduced accounts to the Company and was paid fees for doing so. As part of this arrangement, the Company executes transactions as well as performs ministerial account duties. The affiliate shared common ownership with the Company. Total fees paid to the affiliate for the year ended December 31, 2013 were $132,438. There is no amount due to the affiliate at December 31, 2013.

11. Subsequent events:

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.